


06015676

Münchener Rück
Munich Re Group

RECEIVED
2006 AUG -2 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

SUPPL

GL1.2
Queries to Mr. Müller-von Pilchau

Tel.: +49 (89) 3891-9887
Fax: +49 (89) 3891-79887

Date: 24 July 2006
E-mail: muellervonpilchau@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Application for Exemption under Rule 12g3-2(b)
of the Securities Exchange Act of 1934

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Ref.: Changes on Munich Re's Board of Management

Dear Ms. Cascio,

Two members of the Board of Management, Mr. Christian Kluge and Mr. Karl Wittmann, will retire on 31 December 2006. Dr. Ludger Arnoldussen is appointed to the Board of Management with effect from 1 October 2006 and will succeed to Mr. Wittmann. Enclosed you will find the corresponding press release from 21 July 2006.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

ppa. Müller-v. Pilchau i.V. Poppl

dw 8/2

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Int.Ref.MUC100024175

Reg. n° 82-34975



Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

for the press

Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

Munich, 21 July 2006

Changes on Munich Re's Board of Management

At its regular meeting today, Munich Reinsurance Company's Supervisory Board appointed Dr. Ludger Arnoldussen (44) to the Board of Management with effect from 1 October 2006. Up to now, he has been Chairman of the Board of Management of Swiss Re Germany AG, Munich.

Christian Kluge and Karl Wittmann, who have been members of the Board of Management since 1998, will be retiring on 31 December 2006.

Mr. Arnoldussen will share responsibility for Munich Re's Asia, Australasia, Africa Division with Mr. Wittmann as from 1 October 2006, and will be solely responsible for this division as from 1 January 2007.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89/38 91-25 04.

Munich, 21 July 2006

Münchener Rückversicherungs–Gesellschaft
signed Dr. von Bomhard signed Küppers